UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

August 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 8

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 51,148,337
	9	Sole dispositive power 0
	10	Shared dispositive power 51,148,337
11	Aggregate amount beneficially owned by each reporting person 51,148,337
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.38%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 2 of 8

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 51,148,337
	9	Sole dispositive power 0
	10	Shared dispositive power 51,148,337
11	Aggregate amount beneficially owned by each reporting person 51,148,337
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.38%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 8

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 51,035,177
	9	Sole dispositive power 0
	10	Shared dispositive power 51,035,177
11	Aggregate amount beneficially owned by each reporting person 51,035,177
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.29%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 4 of 8

Explanatory Note

This Amendment No. 7 to the statement on Schedule 13D (“Amendment No. 7”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”), and

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”).

Amendment Nos. 1, 2, 3, 4, 5, 6 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 7, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 6, as appropriate.

Amendment No. 7 discloses only information that has changed since the filing of Amendment No. 6, and amends and supplements disclosures under Items 6, and 7 contained in the Statement, and amends and restates Item 5 of the Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The percentages used herein are based on 133,275,521 outstanding Ordinary Shares as of June 30, 2018, as reported in the Form 6-K filed on August 16, 2018.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 51,148,337 Shares, consisting of (i) 44,800,245 ordinary shares and 1,558,733 ADSs, representing 6,234,932 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 75,000 ordinary shares held by Baohong Yin; and (iii) 38,160 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu and vice versa. Such Shares represented approximately 38.38% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CST may be deemed to have beneficial ownership of an aggregate of 51,035,177 Shares, consisting of 44,800,245 ordinary shares and 1,558,733 ADSs, representing 6,234,932 ordinary shares. Such Shares represent approximately 38.29% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 51,148,337 Shares.

CST may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 51,035,177 Shares.

(c) CST has utilized part of the loan described in Item 3 of Amendment No. 6 to purchase the following ADSs:

CUSIP No. 16944W104	13D/A	Page 5 of 8

Date	No. of ADSs	Per Stock Price (USD)	Net Amount (USD)
08/21/2018	3,371	$8.4869	$28,973.46
08/17/2018	2,862	$8.4229	$24,341.80
08/16/2018	2,862	$8.5087	$24,587.36
08/15/2018	2,022	$7.8914	$16,124.67
08/14/2018	2,862	$8.2123	$23,739.06
08/13/2018	2,862	$8.4119	$24,310.32
08/10/2018	1,869	$8.1989	$15,479.76
08/09/2018	500	$8.0360	$4,064.50
08/08/2018	600	$8.0583	$4,889.48
08/07/2018	2,885	$7.9733	$23,240.27
08/06/2018	2,700	$8.1298	$22,172.96
08/03/2018	2,820	$8.1870	$23,319.44
08/02/2018	2,820	$7.7648	$22,128.84
08/01/2018	2,820	$7.4484	$21,236.59
07/31/2018	50	$7.4120	$381.10
07/30/2018	900	$7.4289	$6,764.51
07/27/2018	994	$7.6139	$7,654.24
07/26/2018	1,000	$7.6760	$7,762.50
07/25/2018	200	$7.7700	$1,576.50
07/24/2018	800	$7.6450	$6,186.50
07/23/2018	100	$7.4900	$763.50
07/20/2018	3,482	$7.6130	$26,793.53
07/19/2018	1,200	$7.4783	$9,076.46
07/18/2018	1,200	$7.3506	$8,923.22
07/17/2018	1,000	$7.2000	$7,286.50
07/16/2018	800	$7.2788	$5,893.54
07/13/2018	4,800	$7.1475	$34,698.50
07/05/2018	2,334	$7.3986	$17,461.55
07/03/2018	2,968	$7.5361	$22,611.08
07/02/2018	3,268	$7.3158	$24,175.97
06/29/2018	4,916	$7.3364	$36,514.68
06/28/2018	4,916	$7.3359	$36,512.22
06/27/2018	3,075	$7.2099	$22,453.69
06/27/2018	4,786	$7.2763	$35,258.22
06/26/2018	1,841	$7.2033	$13,433.47
06/25/2018	4,435	$7.1004	$31,940.27

(d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“On August 18, 2018, CST entered in a share purchase agreement (the “Share Purchase Agreement”) with Renwen Holdings Limited. Pursuant to the Share Purchase Agreement, CST purchased 2,279,760 Ordinary Shares.

Pursuant to the Loan Agreement described in Amendment No. 6 to this Schedule 13D, filed on June 25, 2018, CST will charge the Ordinary Shares acquired from Renwen Holding Limited pursuant to the Share Purchase Agreement in favor of Alpha, and will charge the ADSs acquired in the transactions described in Item 5(c) of Amendment No. 7, in favor of Alpha pursuant to an additional share charge (the “Additional Share Charge”) entered into among CST, the Security Agent, and Alpha on August 22, 2018.

The descriptions of Share Purchase Agreement and the Additional Share Charge as disclosed herein are not intended to be complete and are qualified in their entirety by the Share Purchase Agreement and Additional Share Charge filed as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.”

CUSIP No. 16944W104	13D/A	Page 6 of 8

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit Number	Description

1	Share Purchase Agreement dated August 18, 2018 among Champion Shine Trading Limited and Renwen Holdings Limited.

2	Additional Share Charge in China Distance Education Holdings Limited dated August 22, 2018 among Champion Shine Trading Limited, Madison Pacific Trust Limited, and Alpha Mezzanine Investment Limited.

CUSIP No. 16944W104	13D/A	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2018

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director